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                           January 7, 2022

       Gary Bechtel
       Chief Executive Officer
       Red Oak Capital Intermediate Income Fund, LLC
       625 Kenmoor Avenue SE
       Suite 200
       Grand Rapids, MI 49596

                                                        Re: Red Oak Capital
Intermediate Income Fund, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 28,
2021
                                                            File No. 024-11274

       Dear Mr. Bechtel:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Rhys James